Exhibit 99.1

News from Xerox

For Immediate Release	Xerox Corporation 201 Merritt 7 Norwalk, CT 06851-1056 tel +1-203-968-3000

Xerox Board of Directors Releases Letter to All Shareholders

NORWALK, Conn., May 9, 2018 - Xerox (NYSE: XRX) today issued the following letter from its Board of Directors to its shareholders.

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To Our Fellow Shareholders,

As your representatives on the Xerox Board of Directors, we have consistently focused on two priorities:

(1)	ensuring the success and stability of Xerox; and

(2)	maximizing shareholder value.

We recognize that events over the last few weeks—including the unexpected, adverse lower court ruling on April 27 and our ongoing disagreement with Carl Icahn and Darwin Deason—have caused uncertainty, and that there is a great deal of misinformation in the marketplace.

The purpose of this letter is to set the record straight and discuss the actions your Board has taken, as well as the feedback we have heard from shareholders.

We stand at a strategic inflection point. Consistent with our duties to all Xerox shareholders, we intend to:

•	Resume discussions with Fujifilm regarding a potential combination with Fuji Xerox on superior terms to the transaction announced on January 31;

•	Continue to engage with all of our shareholders and ensure all shareholder voices are heard; and

•	Pursue our appeal of the lower court’s ruling in the Deason litigation, which we believe was wrongly decided and will be reversed.

We will take these steps while ensuring that Xerox continues to focus on driving operational and financial performance. As always, we will be guided by our commitment to ensure the success of Xerox and to maximize value for all shareholders.

Robust Strategic Review Process

In the fall of 2015, the Xerox Board began a strategic review of the company’s business portfolio and capital structure. This resulted in the company’s January 2016 announcement that it would spin off its business process outsourcing segment, later named Conduent. The Xerox Board pursued this transaction—with input from Mr. Icahn—because it was in the best interests of shareholders. The transaction generated significant shareholder value, with approximately $3.0 billion in market capitalization created to date across the two companies.

Throughout this period, the Xerox Board maintained a constructive dialogue with both Mr. Icahn and Mr. Deason. For example:

•	We reached a settlement with Mr. Icahn under which Mr. Icahn’s designee, Jonathan Christodoro, served as an observer on the search committee to identify new CEOs for both Conduent and Xerox. We subsequently agreed to add Mr. Icahn’s designee to the Xerox Board.

•	We amicably resolved litigation brought by Mr. Deason, allowing his preferred stock ownership to be split between Xerox and Conduent.

After the Conduent spin-off was completed, the Xerox Board, in consultation with a team of experienced legal and financial advisors, continued to evaluate ways of enhancing shareholder value, including:

•	Exploring strategic and financial options to enhance Xerox’s standalone trajectory; and

•	Engaging with multiple third parties to assess potential transactions.

The Fuji Xerox Combination

Following this strategic review, the Board decided to pursue what it believed was the most attractive option available, combining Xerox with Fuji Xerox. We remain convinced that a combination of these companies is the most value-enhancing opportunity for Xerox. The combination would, among other benefits:

•	Create a global leader in innovative print technologies and intelligent work solutions with $18 billion in revenue;

•	Deliver $1.7 billion in annual cost savings, including $1.25 billion in transaction synergies; and

•	Accelerate revenue growth through enhanced global reach, scale, innovation and customer value.

Since the announcement of the transaction, Xerox’s senior management team has had more than 100 meetings with investors, who clearly believe that:

•	There is a compelling strategic rationale for combining two longtime partners with synergistic, competitive strengths;

•	The Board should secure improved financial terms to obtain shareholder support; and

•	The recent financial performance and accounting issues at Fuji Xerox are important considerations in evaluating a potential combination.

Icahn/Deason Campaign

Mr. Icahn and Mr. Deason have every right to express their views about Xerox and its Board, and we are prepared to defend every decision we have made. We do not, however, believe that Mr. Icahn and Mr. Deason have the right to speak for all shareholders or deprive any shareholders of their right to be heard.

We have refrained from engaging in a back and forth with Mr. Icahn and Mr. Deason in their campaign against the company, even as they targeted management and the Board with personal, unsubstantiated attacks that we believe have been damaging to Xerox. However, after Mr. Icahn told the Nikkei Asian Review that a combination of Xerox and Fuji Xerox creates a risk of bankruptcy, we felt compelled to respond and to point out that Mr. Icahn’s fear-mongering was false and highly irresponsible. We do not wish to be drawn into a public dispute with Mr. Icahn and Mr. Deason, but will exercise our fiduciary duties at all times to protect the interests of all Xerox shareholders.

The Deason Litigation and April 27 Lower Court Ruling

As part of this campaign, Mr. Deason mounted an aggressive legal attack seeking to deprive Xerox shareholders of their right to vote on a transaction. On April 27, the lower court ruled in his favor.

We strongly disagree with Mr. Deason’s case and believe that the lower court’s unprecedented ruling disregarded well-settled law and will be overturned on appeal. In particular:

•	The Board, exercising its business judgment, and with the advice of its advisors, unanimously approved the Fujifilm transaction because it believed that it was the best option to maximize value for Xerox shareholders;

•	The Board’s decision was made after months of diligence and deliberation, including consideration of a number of potential alternative transactions; and

•	The Board was aware of the relevant facts, including our CEO’s authorized discussions with Fujifilm.

In granting a temporary injunction, rather than defer to the business judgment of the Xerox Board as New York law requires, the lower court substituted its own subjective judgment about the merits of, and process in approving, the transaction with Fujifilm. As a result, the lower court disregarded decades of settled legal precedent and denied Xerox shareholders the ability to decide for themselves whether the proposed transaction is in their own best interests.

The Settlement Agreement and Its Expiration

Why, then, did the Board decide to enter into the settlement agreement with Mr. Icahn and Mr. Deason?

We did so because we believed that the lower court’s decision prevented us from pursuing an enhanced deal with Fujifilm and effectively precluded us from securing maximized value for all shareholders.

Based on the information before us at the time, we determined that a settlement with Mr. Icahn and Mr. Deason represented our best option, as it would:

•	Remove significant uncertainty and business disruption that would result from protracted litigation and continued hostilities with Mr. Icahn and Mr. Deason;

•	Provide our shareholders, employees, customers and other stakeholders with clarity on a path forward and allow Xerox to stay focused on operating its business; and

•	Allow negotiations with Fujifilm to proceed to secure enhanced terms, unconstrained by the lower court’s ruling.

So, what changed?

In the days following the announcement of the settlement, which was conditioned on stipulations dismissing the litigation against Xerox, our shareholders spoke clearly and expressed their views about Xerox’s prospects under an Icahn/Deason regime. Xerox’s share price fell over 12 percent and, in our conversations with our long-term investors, it became obvious that a number of them were strongly averse to the settlement terms that we entered.

Then, at a hearing that concluded hours before expiration of the agreement, the lower court made clear that Xerox could, in fact, negotiate alternative transaction structures with Fujifilm.

That afternoon, Mr. Icahn and Mr. Deason contacted the Xerox Board’s representatives and stated they would let the settlement agreement expire and “go to war” unless Xerox terminated its proposed combination with Fuji Xerox immediately. The Board refused to be pressured into terminating the transaction agreement without careful deliberation and analysis.

Based on these developments, we concluded that it was in our shareholders’ best interests to allow the settlement to expire in accordance with its terms.

The Path Forward

We remain entirely focused on doing what is best for the company and all of its shareholders. To that end, we intend to continue to:

•	Focus on business stability and operational excellence. We will ensure that the company remains focused on driving its operational and financial performance. We announced last week that the company would have reaffirmed its full-year guidance in the normal course of business, absent recent events.

•	Drive shareholder value. We are continuing to explore options to maximize shareholder value, including securing an increase in consideration from Fujifilm.

•	Ensure shareholders’ voices are heard and reflected. We believe it is imperative that all shareholder voices are heard. The Board will reopen the window for nominating director candidate(s) at the 2018 Annual Meeting of Shareholders and is appealing the lower court’s decision, which improperly prevents shareholders from exercising their right to vote on the Fuji Xerox transaction.

Your Board remains fully committed to doing everything we can to maximize shareholder value and acting in the best interests of all Xerox shareholders.

We thank you for your support, and we commit to keeping all of our stakeholders informed of developments as we move forward.

Advisors

Centerview Partners LLC and Citi are serving as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to Xerox. Simpson, Thacher & Bartlett LLP is acting as legal counsel to the Xerox Board’s independent directors.

The Board of Directors of Xerox

Robert J. Keegan

Gregory Q. Brown

Joseph J. Echevarria

William Curt Hunter

Jeffrey Jacobson

Cheryl Gordon Krongard

Charles Prince

Ann N. Reese

Stephen H. Rusckowski

Sara Martinez Tucker

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Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the matters to be considered at the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”) of Xerox Corporation (“Xerox”). Xerox has filed a preliminary proxy statement with the Securities and Exchange Commission (“SEC”) in connection with the 2018 Annual Meeting and plans to file with the SEC and furnish to Xerox’s shareholders a definitive proxy statement in connection with the 2018 Annual Meeting and other relevant documents. BEFORE MAKING ANY VOTING DECISION, XEROX’S SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENTS AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE 2018 ANNUAL MEETING OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE 2018 ANNUAL MEETING AND THE PARTIES RELATED THERETO. Xerox’s shareholders will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, Xerox’s shareholders may obtain a free copy of Xerox’s filings with the SEC from Xerox’s website at http://www.xerox.com under the heading “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

The directors, executive officers and certain other members of management and employees of Xerox may be deemed “participants” in the solicitation of proxies from shareholders of Xerox in connection with the matters to be considered at the 2018 Annual Meeting. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of Xerox in connection with the 2018 Annual Meeting will be set forth in the applicable proxy statement and other relevant documents to be filed with the SEC. You can find information about Xerox’s executive officers and directors in Xerox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, Xerox’s and such persons’ other filings with the SEC and in Xerox’s definitive proxy statement filed with the SEC on Schedule 14A.

Cautionary Statement Regarding Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to: our ability to address our business challenges in order to reverse revenue declines, reduce costs and increase productivity so that we can invest in and grow our business; changes in economic and political conditions, trade protection measures, licensing requirements and tax laws in the United States and in the foreign countries in which we do business; changes in foreign currency exchange rates; our ability to successfully develop new products, technologies and service offerings and to protect our intellectual property rights; the risk that multi-year contracts with governmental entities could be terminated prior to the end of the contract term and that civil or criminal penalties and administrative sanctions could be imposed on us if we fail to comply with the terms of such contracts and applicable law; the risk that partners, subcontractors and software vendors will not perform in a timely, quality manner; actions of competitors and our ability to promptly and effectively react to changing technologies and customer expectations; our ability to obtain adequate pricing for our products and services and to maintain and improve cost efficiency of operations, including savings from restructuring actions; the risk that individually identifiable information of customers, clients and employees could be inadvertently disclosed or disclosed as a result of a breach of our security systems; reliance on third parties, including subcontractors, for manufacturing of products and provision of services; our ability to manage changes in the printing environment and expand equipment placements; interest rates, cost of borrowing and access to credit markets; funding requirements associated with our employee pension and retiree health benefit plans; the risk that our operations and products may not comply with applicable worldwide regulatory requirements, particularly environmental regulations and directives and anti-corruption laws; the outcome of litigation and regulatory proceedings to which we may be a party; the risk that we do not realize all of the expected strategic and financial benefits from the separation and spin-off of our Business Process Outsourcing business; the effects on our business resulting from actions of activist shareholders; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2017 Annual Report on Form 10-K, as well as our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Furthermore, the actual results of the transaction (the “Transaction”) with FUJIFILM Holdings Corporation (“Fujifilm”) could vary materially as a result of a number of factors, including, but not limited to: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect Xerox’s business and the price of Xerox’s common stock, (ii) the failure to satisfy the conditions to the consummation of the Transaction, including the receipt of certain approvals from Xerox’s shareholders and certain governmental and regulatory approvals, (iii) the parties may be unable to achieve expected synergies and operating efficiencies in the Transaction within the expected time frames or at all, (iv) the Transaction may not result in the accretion to Xerox’s earnings or other benefits, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction agreements, (vi) the effect of the announcement or pendency of the Transaction on Xerox’s and/or Fujifilm’s business relationships, operating results, and business generally, risks related to the proposed Transaction disrupting Xerox’s current plans and operations and potential difficulties in Xerox’s employee retention as a result of the Transaction, (vii) risks related to diverting management’s attention from Xerox’s ongoing business operations, (viii) the outcome of any legal proceedings that may be instituted against Xerox, its officers or directors related to the Transaction agreements or the Transaction and (ix) the possibility that competing offers or acquisition proposals for Xerox will be made. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Fuji Xerox Co., Ltd. (“Fuji Xerox”) is a joint venture between Xerox and Fujifilm in which Xerox holds a noncontrolling 25% equity interest and Fujifilm holds the remaining equity interest. In April 2017, Fujifilm formed an independent investigation committee (the “IIC”) to primarily conduct a review of the appropriateness of the accounting practices at Fuji Xerox’s New Zealand subsidiary and at other subsidiaries. The IIC completed its review during the second quarter 2017 and identified aggregate adjustments to Fuji Xerox’s financial statements of approximately JPY 40 billion (approximately $360 million) primarily related to misstatements at Fuji Xerox’s

New Zealand and Australian subsidiaries. We determined that our share of the total adjustments identified as part of the investigation was approximately $90 million and impacted our fiscal years 2009 through 2017. We revised our previously issued annual and interim consolidated financial statements for 2014, 2015 and 2016 and the first quarter of 2017. However, Fujifilm and Fuji Xerox continue to review Fujifilm’s oversight and governance of Fuji Xerox as well as Fuji Xerox’s oversight and governance over its businesses in light of the findings of the IIC. At this time, we can provide no assurances relative to the outcome of any potential governmental investigations or any consequences thereof that may happen as a result of this matter.

About Xerox

Xerox Corporation is a technology leader that innovates the way the world communicates, connects and works. We understand what’s at the heart of sharing information – and all of the forms it can take. We embrace the integration of paper and digital, the increasing requirement for mobility, and the need for seamless integration between work and personal worlds. Every day, our innovative print technologies and intelligent work solutions help people communicate and work better. Discover more at www.xerox.com and follow us on Twitter at @Xerox.

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Media Contact:

Carl Langsenkamp, Xerox, +1-585-423-5782, carl.langsenkamp@xerox.com

Investor Contact:

Jennifer Horsley, Xerox, +1-203-849-2656, jennifer.horsley@xerox.com

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